SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                   Commission File Number 0-16304


(Check one)

 X        Form 10-K and Form 10-KSB          Form 11-K

          Form 20-F           Form 10-Q and Form 10-QSB
          Form N-SAR

For period ended December 31, 1998

          Transition Report on Form 10-K and Form 10-KSB

          Transition Report on Form 20-F

          Transition Report on Form 11-K

          Transition Report on Form 10-Q and Form 10-QSB

          Transition Report on Form N-SAR

For the transition period ended

Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                  PART I
                         REGISTRATION INFORMATION

Full name of registrant:  Arrow-Magnolia International, Inc.

Former name if applicable:

Address of principal executive office (Street and number):
2646 Rodney Lane
City, state and zip code:
Dallas, Texas 75229


                                  PART II
                          RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed
(Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X    (b)  The subject annual report, semi-annual report,
          transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                 PART III
                                 NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     Conversion of the filing to EDGAR format took longer than anticipated and caused registrant to miss the 5:30 E.S.T. cutoff. Although registrant was able to transmit shortly thereafter, its attempt to ensure an error free document resulted in this small delay.


                                  PART IV
                             OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Christopher Hewitt       214       969-0250
(Name)              (Area Code)    (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              Yes  X    No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(Name of Registrant as Specified in Charter)
Arrow-Magnolia International, Inc.

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     March 31, 1999    By: /s/ Christopher M. Hewitt
                                  Assistant Secretary